Chunghwa Telecom November 10, 2014

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2014

	1)	Sales volume (NT$ Thousand)
Period		Items	2014	2013	Changes	%

Oct		Net sales	19,033,088	18,868,445	(+)164,643	(+)0.87%

Jan-Oct		Net sales	186,007,914	188,046,697	(-)2,038,783	(-)1.08%
	b	Trading purpose : None